SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 6)
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Harbin Electric, Inc.
(Name of the Issuer)

Harbin Electric, Inc.
Tech Full Electric Company Limited
Tech Full Electric Acquisition, Inc.
Tianfu Yang
Hero Wave Investments Limited
Tianfu Investments Limited
Abax Lotus Ltd.
Abax Nai Xin A Ltd.
Abax Global Opportunities Fund
Abax Upland Fund LLC
Abax Arhat Fund
Abax Claremont Ltd.
Abax Global Capital
Abax Global Capital (Hong Kong) Limited
AGC Asia 5 Ltd.
Prosper Expand Ltd.
Abax Emerald Ltd.
Xiang Dong Yang
Tianli Yang
Sea Giant Investments Limited
Zedong Xu
Victory Lake Investments Limited
Suofei Xu
Broad Globe Investments Limited
Lanxiang Gao
Acme Winner Group Limited
(Name of Person(s) Filing Statement)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)
41145W109
(CUSIP Number of Class of Securities)

Harbin Electric, Inc. No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu Harbin Kai Fa Qu, Harbin 150060 People’s Republic of China Attention: Tianfu Yang +86-451-86116757
Tech Full Electric Company Limited
Tech Full Electric Acquisition, Inc.
Tianfu Yang
Hero Wave Investments Limited
Tianfu Investments Limited
Tianli Yang
Sea Giant Investments Limited
Zedong Xu
Victory Lake Investments Limited
Suofei Xu
Broad Globe Investments Limited
Lanxiang Gao
Acme Winner Group Limited
c/o Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin
150060
People’s Republic of China
Attention: Tianfu Yang
+86-451-86116757

Abax Lotus Ltd.
Abax Nai Xin A Ltd.
Abax Global Opportunities Fund
Abax Upland Fund LLC
Abax Arhat Fund
Abax Claremont Ltd.
Abax Global Capital
Abax Global Capital (Hong Kong) Limited
AGC Asia 5 Ltd.
Prosper Expand Ltd.
Abax Emerald Ltd.
Xiang Dong Yang
Two International Finance Centre
Suite 6708, 8 Finance Street, Central
Hong Kong
+(852) 3602-1800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to:

Angela M. Dowd, Esq. Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000	Michael V. Gisser, Esq. Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China +86-10-6535-5500

Jonathan K. Layne, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90067 (310) 552-8641	Mark J. Lehmkuhler, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Charter Road, Central, Hong Kong (+852) 2533-3300

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$756,471,432	$87,826.33

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee was determined based upon the sum of (A) 18,738,784 shares of Common Stock multiplied by $24.00 per share, (B) options to purchase 260,000 shares of Common Stock with an exercise price of less than $24.00 multiplied by $7.89 (which is the difference between $24.00 and the weighted average exercise price of such options of $16.11 per share), and (C) 12,695,384 shares of Common Stock multiplied by $24.00 per share, representing shares of Common Stock to be contributed to the acquiring entity in the transactions described on this schedule.

**
The amount of the filing fee is calculated in accordance with Rule 0-11(b)(1) under the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, was calculated by multiplying the Transaction Valuation by 0.0011610

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $87,595.59
Form or Registration No.: Schedule 14A
Filing Party: Harbin Electric, Inc.
Date Filed: July 13, 2011

Amount Previously Paid: $230.74
Form or Registration No.: Schedule 14A
Filing Party: Harbin Electric, Inc.
Date Filed: August 15, 2011

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

INTRODUCTION
Item 15. Additional Information
Item 16. Exhibits

Introduction.

This Amendment No. 6 (this “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with exhibits hereto (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Harbin Electric, Inc., a Nevada corporation (the “Company”), the issuer of the common stock, par value $0.00001 per share (the “Common Stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Tech Full Electric Company Limited, a Cayman Islands exempted company with limited liability, and beneficially owned by the Buyer Group (as defined below) and the Additional Abax Purchasers (as defined below) (“Parent”); (c) Tech Full Electric Acquisition, Inc., a Nevada corporation and a wholly-owned subsidiary of Parent (“Merger Sub”); (d) Tianfu Investments Limited, a Cayman Islands investment holding company (“Holdco”); (e) Tianfu Yang; (f) Hero Wave Investment Limited, a British Virgin Islands company; (g) Abax Lotus Ltd., a Cayman Islands domiciled exempted company; (h) Abax Nai Xin A Ltd., a Cayman Islands domiciled exempted company; (i) Abax Global Opportunities Fund, a Cayman Islands domiciled exempted company; (j) Abax Upland Fund LLC, a Delaware limited liability company; (k) Abax Arhat Fund, a Cayman Islands domiciled exempted company; (l) Abax Claremont Ltd., a Cayman Islands domiciled exempted company; (m) Abax Global Capital, a Cayman Islands domiciled exempted company; (n) Abax Global Capital (Hong Kong) Limited, a Hong Kong company; (o) AGC Asia 5 Ltd., a Cayman Islands domiciled exempted company; (p) Prosper Expand Ltd., a British Virgin Islands company; (q) Abax Emerald Ltd., a Cayman Islands domiciled exempted company; and (r) Xiang Dong Yang (collectively with Abax Lotus Ltd., Abax Nai Xin A Ltd., Abax Global Opportunities Fund, Abax Upland Fund LLC, Abax Arhat Fund, Abax Claremont Ltd., Abax Global Capital, Abax Global Capital (Hong Kong) Limited, AGC Asia 5 Ltd., Prosper Expand Ltd. and Abax Emerald Ltd., the “Abax Parties”); (s) Tianli Yang, the Company’s Vice President; (t) Sea Giant Investments Limited, a British Virgin Islands investment holding company; (u) Zedong Xu, the Company’s Chief Financial Officer; (v) Victory Lake Investments Limited, a British Virgin Islands investment holding company; (w) Suofei Xu, a member of the Company’s management; (x) Broad Globe Investments Limited, a British Virgin Islands investment holding company; (y) Lanxiang Gao, a member of the Company’s Board of Directors; and (z) Acme Winner Group Limited, a British Virgin Islands investment holding company.

On June 19, 2011, the Company entered into an Agreement and Plan of Merger, as amended on October 7, 2011 (the “Merger Agreement”) with Parent and Merger Sub, providing for the merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent.  Prior to the Effective Time (as defined below), Parent and Merger Sub were beneficially owned by Tianfu Yang.  Prior to the Effective Time (as defined below), (i) each of Tianfu Yang, Hero Wave, Abax Lotus, Abax Nai Xin, Tianli Yang, Zedong Xu, Suofei Xu, and Lanxiang Gao (collectively, the “Buyer Group”) contributed the shares of Common Stock beneficially owned by them (the “Buyer Group Shares”) to Parent in exchange for shares of Holdco pursuant to a Contribution Agreement, dated June 19, 2011, among Parent, each member of the Buyer Group, and Holdco, and (ii) certain affiliates of the Abax Parties purchased shares of Holdco for an aggregate cash purchase price of US$38,794,728 (the “Additional Abax Purchasers”).  As of the Effective Time (as defined below), Parent and Merger Sub are beneficially owned by the Buyer Group and the Additional Abax Purchasers.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.  Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

All information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Person and no Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 15.  Additional Information.

Item 15(c) is hereby amended and supplemented as follows:

On October 29, 2011, at 9:00 a.m. (local time), a special meeting of stockholders of the Company was held at the offices of Loeb & Loeb LLP, at 345 Park Avenue, New York, New York 10154.  At the special meeting, the Company’s stockholders voted in favor of the proposal to approve the Merger Agreement.

On November 1, 2011, the Company filed Articles of Merger with the Secretary of State of the State of Nevada, pursuant to which the Merger became effective at 11:00 a.m., Eastern time, on November 1, 2011 (the “Effective Time”). Upon the consummation of the Merger, each issued and outstanding share of Common Stock, other than (a) shares of Common Stock owned directly or indirectly by Parent or Merger Sub and (b) shares of Common Stock held in the treasury of the Company or owned by any direct or indirect wholly-owned subsidiary of the Company, was converted automatically into the right to receive US$24.00 in cash without interest. In addition, at the Effective Time, each option to purchase Common Stock (each, a “Company Stock Option”) granted under the  Company’s 2005 Stock Option Plan, any employment agreement, director agreement, or any other stock purchase or equity compensation plan, arrangement or agreement of the Company, whether vested or unvested, that was outstanding at the Effective Time was cancelled and, in exchange therefor, the Company paid to each former holder of any such cancelled Company Stock Option immediately following the Merger an amount in cash (without interest, and subject to deduction for any required compensation-related withholding tax) equal to the number of shares of Common Stock subject to such Company Stock Option multiplied by the amount by which $24.00 exceeds the exercise price per Share of such Company Stock Option.

At the Effective Time, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Company’s Common Stock ceased trading on the NASDAQ Global Select Market (“NASDAQ”) prior to the opening of trading on November 2, 2011 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. On November 2, 2011, NASDAQ filed an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the Company’s Common Stock under the Exchange Act and suspend the Company’s reporting obligations under the Exchange Act.

Item 16.     Exhibits.

(a)(1)	Definitive Proxy Statement of Harbin Electric, Inc. filed with the Securities and Exchange Commission on September 29, 2011.

(a)(2)	Notice of Special Meeting of Stockholders of the Company, incorporated by reference to the Definitive Proxy Statement.

(a)(3)	Form of Proxy Card included as Annex I to the Definitive Proxy Statement, incorporated by reference to the Definitive Proxy Statement.

(a)(4)	Supplement to Proxy Statement of Harbin Electric, Inc. filed with the Securities and Exchange Commission on October 11, 2011.

(a)(5)
Press release issued by Harbin Electric, Inc. dated September 29, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on September 29, 2011.

(a)(6)
Press release issued by Harbin Electric, Inc. dated October 17, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on October 17, 2011.

(a)(7)
Press release issued by Harbin Electric, Inc. dated October 18, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on October 18, 2011.

(a)(7)
Press release issued by Harbin Electric, Inc. dated October 21, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on October 21, 2011.

(b)(1)
Facility Agreement by and between Parent and China Development Bank, dated June 9, 2011, incorporated herein by reference to Exhibit 7.01 to Amendment No. 1 to the Schedule 13D filed by Tianfu Yang, Hero Wave Investments Limited, Holdco, Parent, Abax Lotus Ltd., Abax Nai Xin A Ltd., Abax Global Opportunities Fund, Abax Upland Fund LLC, Abax Arhat Fund, Abax Claremont Ltd., Abax Global Capital, Abax Global Capital (Hong Kong) Limited, AGC Asia 5 Ltd., Prosper Expand Ltd., Abax Emerald Ltd., and Xiang Dong Yang on May 2, 2011.

(b)(2)
Equity Commitment Letter by Abax Global Capital and Abax Global Capital (Hong Kong) Limited in favor of Holdco, dated June 19, 2011, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Tianfu Yang, Hero Wave Investments Limited, Holdco, Parent, Abax Lotus Ltd., Abax Nai Xin A Ltd., Abax Global Opportunities Fund, Abax Upland Fund LLC, Abax Arhat Fund, Abax Claremont Ltd., Abax Global Capital, Abax Global Capital (Hong Kong) Limited, AGC Asia 5 Ltd., Prosper Expand Ltd., Abax Emerald Ltd., Xiang Dong Yang, Tianli Yang, Sea Giant Investments Limited, Zedong Xu, Victory Lake Investments Limited, Suofei Xu, Broad Globe Investments Limited, Lanxiang Gao and Acme Winner Group Limited on June 20, 2011 (the “Joint Schedule 13D”).

(b)(3)	Note Purchase Agreement by and between Abax Emerald Ltd. and Holdco, dated June 19, 2011, incorporated by reference to Exhibit 7.05 to the Joint Schedule 13D.

(b)(4)	Warrant Agreement by and between Abax Lotus Ltd. and Holdco, dated June 19, 2011, incorporated herein by reference to Exhibit 7.06 to the Joint Schedule 13D.

(b)(5)
Contribution Agreement, dated as of June 19, 2011, by and between the Company, Parent, Holdco, Tianfu Yang, Tianli Yang, Zedong Xu, Suofei Xu and Lanxiang Gao, incorporated herein by reference to Exhibit 7.07 to the Joint Schedule 13D.

(c)(1)
Opinion of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 19, 2011, incorporated herein by reference to Annex F of the Definitive Proxy Statement.

(c)(2)
Opinion of Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 19, 2011, incorporated herein by reference to Annex G of the Definitive Proxy Statement.

(c)(3)
Presentation Materials of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 19, 2011, incorporated herein by reference to Exhibit (c)(3) to Amendment No. 3 to the Schedule 13E-3 filed on September 13, 2011.

(c)(4)
Presentation Materials of Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 19, 2011, incorporated herein by reference to Exhibit (c)(4) to Amendment No. 3 to the Schedule 13E-3 filed on September 13, 2011.

(c)(5)
Presentation Materials of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 13, 2011, incorporated herein by reference to Exhibit (c)(5) to Amendment No. 1 to the Schedule 13E-3 filed on August 15, 2011.

(c)(6)
Presentation Materials of Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 13, 2011, incorporated herein by reference to Exhibit (c)(6) to Amendment No. 1 to the Schedule 13E-3 filed on August 15, 2011.

(c)(7)
Presentation Materials of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of the Company, dated May 2, 2011, incorporated herein by reference to Exhibit (c)(7) to Amendment No. 1 to the Schedule 13E-3 filed on August 15, 2011.

(c)(8)
Presentation Materials of Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of the Company, dated May 2, 2011, incorporated herein by reference to Exhibit (c)(8) to Amendment No. 1 to the Schedule 13E-3 filed on August 15, 2011.

(c)(9)
Vendor Due Diligence Report of Ernst & Young (China) Advisory Limited, dated February 8, 2011, incorporated herein by reference to Exhibit (c)(9) to Amendment No. 4 to the Schedule 13E-3 filed on September 29, 2011.

(d)(1)
Agreement and Plan of Merger, dated as of June 19, 2011, by and between the Company, Tech Full Electric Company Limited, a Cayman Islands exempted Company with limited liability, and Tech Full Electric Acquisition, Inc., a Nevada corporation, incorporated herein by reference to Annex A of the Definitive Proxy Statement.

(d)(2)
Limited Guarantee, dated as of June 19, 2011, by and between Tianfu Yang, Abax Global Opportunities Fund, AGC Asia 5 Ltd. and Prosper Expand Ltd. in favor of the Company, incorporated herein by reference to Annex B of the Definitive Proxy Statement.

(d)(3)
Voting Support Agreement, dated as of June 19, 2011, by and between the Company, Tech Full Electric Company Limited, and the stockholders of the Company listed on Schedule A thereto, incorporated herein by reference to Annex C of the Definitive Proxy Statement.

(d)(4)
Contribution Agreement, dated as of June 19, 2011, by and between the Company, Tech Full Electric Company Limited, Tianfu Investments Limited, and the stockholders of the Company listed on Schedule A thereto, incorporated herein by reference to Annex D of the Definitive Proxy Statement.

(d)(5)
Amendment to Agreement and Plan of Merger dated as of October 7, 2011 by and between the Company, Tech Full Electric Company Limited, a Cayman Islands exempted company with limited liability, and Tech Full Electric Acquisition, Inc., a Nevada corporation, incorporated herein by reference to Annex A-1 to the Supplement to Proxy Statement of Harbin Electric, Inc. filed with the Securities and Exchange Commission on October 11, 2011.

(f)	None.

(g)	None.

SIGNATURES

 After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 3, 2011
Harbin Electric, Inc.

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Chief Executive Officer and Chairman of the Board

Tech Full Electric Company Limited

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

Tech Full Electric Acquisition, Inc.

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

Tianfu Yang

By:	/s/ Tianfu Yang
Name: Tianfu Yang

Hero Wave Investments Limited

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

Tianfu Investments Limited

By:	/s/ Tianfu Yang
Name: Tianfu Yang
Title: Director

Abax Lotus Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Nai Xin A Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Global Opportunities Fund

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Upland Fund LLC By: Abax Claremont Ltd.,
its Managing Member

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Arhat Fund

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Claremont Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Global Capital

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Global Capital (Hong Kong) Limited

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

AGC Asia 5 Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Prosper Expand Ltd.
By: Abax Global Capital,
its Investment Manager

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Abax Emerald Ltd.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

Xiang Dong Yang

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang

Tianli Yang

By:	/s/ Tianli Yang
Name: Tianli Yang

Sea Giant Investments Limited

By:	/s/ Tianli Yang
Name: Tianli Yang
Title: Director

Zedong Xu

By:	/s/ Zedong Xu
Name: Zedong Xu

Victory Lake Investments Limited

By:	/s/ Zedong Xu
Name: Zedong Xu
Title: Director

Suofei Xu

By:	/s/ Suofei Xu
Name: Suofei Xu

Broad Globe Investments Limited

By:	/s/ Suofei Xu
Name: Suofei Xu
Title: Director

Lanxiang Gao

By:	/s/ Lanxiang Gao
Name: Lanxiang Gao

Acme Winner Group Limited

By:	/s/ Lanxiang Gao
Name: Lanxiang Gao
Title: Director

EXHIBIT INDEX

Item 16.     Exhibits.

(a)(1)	Definitive Proxy Statement of Harbin Electric, Inc. filed with the Securities and Exchange Commission on September 29, 2011.

(a)(2)	Notice of Special Meeting of Stockholders of the Company, incorporated by reference to the Definitive Proxy Statement.

(a)(3)	Form of Proxy Card included as Annex I to the Definitive Proxy Statement, incorporated by reference to the Definitive Proxy Statement.

(a)(4)	Supplement to Proxy Statement of Harbin Electric, Inc. filed with the Securities and Exchange Commission on October 11, 2011.

(a)(5)
Press release issued by Harbin Electric, Inc. dated September 29, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on September 29, 2011.

(a)(6)
Press release issued by Harbin Electric, Inc. dated October 17, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on October 17, 2011.

(a)(7)
Press release issued by Harbin Electric, Inc. dated October 18, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on October 18, 2011.

(a)(8)
Press release issued by Harbin Electric, Inc. dated October 21, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on October 21, 2011.

(b)(1)
Facility Agreement by and between Parent and China Development Bank, dated June 9, 2011, incorporated herein by reference to Exhibit 7.01 to Amendment No. 1 to the Schedule 13D filed by Tianfu Yang, Hero Wave Investments Limited, Holdco, Parent, Abax Lotus Ltd., Abax Nai Xin A Ltd., Abax Global Opportunities Fund, Abax Upland Fund LLC, Abax Arhat Fund, Abax Claremont Ltd., Abax Global Capital, Abax Global Capital (Hong Kong) Limited, AGC Asia 5 Ltd., Prosper Expand Ltd., Abax Emerald Ltd., and Xiang Dong Yang on May 2, 2011.

(b)(2)
Equity Commitment Letter by Abax Global Capital and Abax Global Capital (Hong Kong) Limited in favor of Holdco, dated June 19, 2011, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Tianfu Yang, Hero Wave Investments Limited, Holdco, Parent, Abax Lotus Ltd., Abax Nai Xin A Ltd., Abax Global Opportunities Fund, Abax Upland Fund LLC, Abax Arhat Fund, Abax Claremont Ltd., Abax Global Capital, Abax Global Capital (Hong Kong) Limited, AGC Asia 5 Ltd., Prosper Expand Ltd., Abax Emerald Ltd., Xiang Dong Yang, Tianli Yang, Sea Giant Investments Limited, Zedong Xu, Victory Lake Investments Limited, Suofei Xu, Broad Globe Investments Limited, Lanxiang Gao and Acme Winner Group Limited on June 20, 2011 (the “Joint Schedule 13D”).

(b)(3)	Note Purchase Agreement by and between Abax Emerald Ltd. and Holdco, dated June 19, 2011, incorporated by reference to Exhibit 7.05 to the Joint Schedule 13D.

(b)(4)	Warrant Agreement by and between Abax Lotus Ltd. and Holdco, dated June 19, 2011, incorporated herein by reference to Exhibit 7.06 to the Joint Schedule 13D.

(b)(5)
Contribution Agreement, dated as of June 19, 2011, by and between the Company, Parent, Holdco, Tianfu Yang, Tianli Yang, Zedong Xu, Suofei Xu and Lanxiang Gao, incorporated herein by reference to Exhibit 7.07 to the Joint Schedule 13D.

(c)(1)
Opinion of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 19, 2011, incorporated herein by reference to Annex F of the Definitive Proxy Statement.

(c)(2)
Opinion of Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 19, 2011, incorporated herein by reference to Annex G of the Definitive Proxy Statement.

(c)(3)
Presentation Materials of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 19, 2011, incorporated herein by reference to Exhibit (c)(3) to Amendment No. 3 to the Schedule 13E-3 filed on September 13, 2011.

(c)(4)
Presentation Materials of Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 19, 2011, incorporated herein by reference to Exhibit (c)(4) to Amendment No. 3 to the Schedule 13E-3 filed on September 13, 2011.

(c)(5)
Presentation Materials of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 13, 2011, incorporated herein by reference to Exhibit (c)(5) to Amendment No. 1 to the Schedule 13E-3 filed on August 15, 2011.

(c)(6)
Presentation Materials of Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of the Company, dated June 13, 2011, incorporated herein by reference to Exhibit (c)(6) to Amendment No. 1 to the Schedule 13E-3 filed on August 15, 2011.

(c)(7)
Presentation Materials of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of the Company, dated May 2, 2011, incorporated herein by reference to Exhibit (c)(7) to Amendment No. 1 to the Schedule 13E-3 filed on August 15, 2011.

(c)(8)
Presentation Materials of Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of the Company, dated May 2, 2011, incorporated herein by reference to Exhibit (c)(8) to Amendment No. 1 to the Schedule 13E-3 filed on August 15, 2011.

(c)(9)
Vendor Due Diligence Report of Ernst & Young (China) Advisory Limited, dated February 8, 2011, incorporated herein by reference to Exhibit (c)(9) to Amendment No. 4 to the Schedule 13E-3 filed on September 29, 2011.

(d)(1)
Agreement and Plan of Merger, dated as of June 19, 2011, by and between the Company, Tech Full Electric Company Limited, a Cayman Islands exempted Company with limited liability, and Tech Full Electric Acquisition, Inc., a Nevada corporation, incorporated herein by reference to Annex A of the Definitive Proxy Statement.

(d)(2)
Limited Guarantee, dated as of June 19, 2011, by and between Tianfu Yang, Abax Global Opportunities Fund, AGC Asia 5 Ltd. and Prosper Expand Ltd. in favor of the Company, incorporated herein by reference to Annex B of the Definitive Proxy Statement.

(d)(3)
Voting Support Agreement, dated as of June 19, 2011, by and between the Company, Tech Full Electric Company Limited, and the stockholders of the Company listed on Schedule A thereto, incorporated herein by reference to Annex C of the Definitive Proxy Statement.

(d)(4)
Contribution Agreement, dated as of June 19, 2011, by and between the Company, Tech Full Electric Company Limited, Tianfu Investments Limited, and the stockholders of the Company listed on Schedule A thereto, incorporated herein by reference to Annex D of the Definitive Proxy Statement.

(d)(5)
Amendment to Agreement and Plan of Merger dated as of October 7, 2011 by and between the Company, Tech Full Electric Company Limited, a Cayman Islands exempted company with limited liability, and Tech Full Electric Acquisition, Inc., a Nevada corporation, incorporated herein by reference to Annex A-1 to the Supplement to Proxy Statement of Harbin Electric, Inc. filed with the Securities and Exchange Commission on October 11, 2011.

(f)	None.

(g)	None.